UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X



Group Report

Deutsche Telekom

Deutsche Telekom at a glance.

Key figures

	H1/2002 millions of €	H1/2001 millions of €	Change millions of €	Change %[6]	Full year 2001 millions of €
Total revenue	**25,754**	22,468	3,286	14.6	48,309
Domestic	**17,201**	17,295	(94)	(0.5)	35,107
International	**8,553**	5,173	3,380	65.3	13,202
Net income (loss)	**(3,891)**	(349)	(3,542)	n.a.	(3,454)
EBITDA after adjustment for special influences[a]	**7,757**	7,239	518	7.2	15,127
EBITDA[b]	**7,559**	8,195	(636)	(7.8)	18,065
Net cash provided by operating activities	**6,645**	4,719	1,926	40.8	11,934
Investments in property, plant and equipment[c]	**3,129**	3,797	(668)	(17.6)	9,853
Number of employees at balance sheet date	**254,806**	245,211	9,595	3.9	257,058

a For a description of adjusted EBITDA, please see the important information contained in the "Reconciliation to adjusted EBITDA" section.
b EBITDA: Results from ordinary business activities plus net financial income (expense) and amortization and depreciation.
c Investments in property, plant and equipment: Investments minus investments in intangible assets minus investments in financial assets.

Numbers of customers in selected services

	June 30, 2002 millions	Dec. 31, 2001 millions	Change June 30, 2002/ Dec. 31, 2001 %[6]	June 30, 2001 millions	Change June 30, 2002/ June 30, 2001 %[6]
Telephone lines (incl. ISDN channels)	**57.3**	56.9	0.7	56.7	1.1
Deutsche Telekom (incl. public telephones)	**51.1**	50.7	0.8	50.4	1.4
AktivPlus customers (tariffs used)	**9.7**	8.4	15.5	6.8	42.6
T-DSL contracts (marketed)	**2.5**	2.2	13.6	1.0	150.0
ISDN channels	**21.5**	20.4	5.4	19.3	11.4
MATÁV	**2.9**	2.9	0.0	2.9	0.0
Slovenské Telekomunikácie	**1.5**	1.6	(6.3)	1.7	(11.8)
Hrvatske telekomunikacije[1]	**1.8**	1.7	5.9	1.7	5.9
Mobile communications subscribers					
Majority shareholdings[1, 2]	**51.6**	48.9	5.5	44.6	15.7
of which: T-Mobile Deutschland	**23.3**	23.1	0.9	22.1	5.4
of which: T-Mobile UK (One 2 One)[3]	**11.1**	10.4	6.7	9.4	18.1
of which: VoiceStream/Powertel	**8.0**	7.0	14.3	6.0	33.3
of which: T-Mobile Austria (max.mobil.)	**2.0**	2.1	(4.8)	2.1	(4.8)
of which: RadioMobil	**3.1**	2.9	6.9	2.2	40.9
of which: Westel (via MATÁV)	**3.0**	2.5	20.0	2.1	42.9
of which: Hrvatske telekomunikacije[1]	**1.1**	0.9	22.2	0.7	57.1
Proportionate number of subscribers[4]	**53.2**	50.7	4.9	46.0	15.7
Total number of subscribers[5]	**71.5**	65.2	9.7	57.3	24.8
T-Online subscribers	**11.6**	10.7	8.4	9.2	26.1
of which: T-Online (Germany)	**9.5**	8.8	8.0	7.5	26.7
of which: T-Online France (Club-Internet)	**1.0**	0.8	25.0	0.7	42.9
of which: Ya.com (Spain)	**0.9**	0.9	0.0	0.8	12.5
of which: other	**0.2**	0.2	0.0	0.2	0.0

1 Hrvatske telekomunikacije was not consolidated in the first half of 2001, but is shown here pro forma to facilitate comparison.
2 Number of subscribers of the consolidated mobile communications companies.
3 Including Virgin Mobile.
4 Proportion of subscribers of all associated mobile communications companies pro rata to shareholding. The 25 % shareholding in PT Satelindo was sold in the second quarter of 2002. Historical figures have been adjusted.
5 Total number of subscribers of the consolidated mobile communications companies and total number of subscribers of minority shareholdings.
6 Percentages calculated in millions and rounded off.

Contents.

Ladies and gentlemen, dear shareholders,

The purpose of this report is to give you detailed information about the first six months of the 2002 financial year and recent developments.
The first half of 2002 was marked by two main developments: Business operations continued to develop positively as regards revenue and EBITDA; at the same time, efforts to reduce debt were accelerated. These two areas will remain the focus of Deutsche Telekom's further development. Deutsche Telekom will reduce its net debt by concentrating on further improvements in efficiency and streamlining its shareholding portfolio through the sale of non-strategic assets. In the course of this process, we will – based on our four-pillar strategy – thoroughly reexamine all aspects of our strategy in Germany and abroad.

The key figures of the first half of 2002 compared with the first half of 2001:

- **Group revenue increased by 14.6 % to EUR 25.8 billion.**
- **Group EBITDA[a] increase (excluding special influences) of 7.2 % approximately to EUR 7.8 billion.**
- **Net loss of EUR 3.9 billion, mainly attributable to depreciation and amortization relating to newly consolidated companies; excluding special influences, net loss of EUR 3.1 billion.**
- **Net debt reduced by 9.6 % to EUR 64.2 billion by the end of the first half of 2002 from EUR 71.0 billion at June 30, 2001.**
- **Capital expenditure reduced by around 17.6 % to EUR 3.1 billion.**
- **Net cash provided by operating activities[b] increased by 40.8 % to EUR 6.6 billion.**
- **EBITDA[a] at T-Com at EUR 5.0 billion, the same level as in the previous year.**

- **T-Systems increased its EBITDA[a] compared with the same period in the previous year by 42.6 % to EUR 509 million.**

- **EBITDA[a] at T-Mobile increased by approximately EUR 1.2 billion, or 86 %, to around EUR 2.6 billion.**

- **T-Online division generated positive EBITDA[a] of EUR 82 million from EUR -52 million in the first half of 2001.**

- **With more than 525,000 net new subscribers in the second quarter, VoiceStream/Powertel recorded one of the highest net subscriber increases of all mobile communications operators in the U.S.**

a There were no special influences included in the EBITDA of the T-Com, T-Systems, T-Mobile and T-Online divisions in the first half of 2001 or the first half of 2002.

b See the notes to the consolidated statement of cash flows.

Highlights.

Further successes in the rebalancing strategy at T-Com.

- T-Com is focusing its strategy increasingly on consistent customer migration from analog to more advanced ISDN and T-DSL lines. Accordingly, the number of ISDN channels increased by 11.4 % in the period from June 30, 2001 to June 30, 2002 to 21.5 million. Furthermore, additional revenue growth is being generated in the access business as a consequence of price adjustments. The monthly access charges for T-Net and ISDN were both increased by 65 eurocents as of May 1, 2002 for the first time since the liberalization of the telecommunications market in Germany at the beginning of 1998. The monthly charge per line for high-speed access T-DSL was also increased. Access revenue increased by around EUR 340 million compared with the first half of 2001 as a result of the customer migration to advanced lines and the price adjustments. For the first time, growth in access revenue more than offset the decrease in call revenues.

T-Systems expands existing customer business.

- T-Systems expanded its key account business with the Federal Institute for Employment (Bundesanstalt für Arbeit). Besides the existing contract for equipping, operating and maintaining the internal network of the Federal Institute for Employment and its computer workstations, Deutsche Telekom's systems house also secured an additional major order despite competition from well-known European providers. The service line Network Services will set up and operate a high-performance communications network for the Federal Institute for Employment in Nuremberg.

Other significant successful projects include:

- TotalFinaElf extended its outsourcing contract with T-Systems for a further three and a half years.
- BASF IT-Services has commissioned T-Systems to operate an innovative high-speed network.
- T-Systems is the main supplier for the 10 Gigabit network GÉANT.

Successful rebranding of the European T-Mobile companies.

- The T-Mobile brand was launched in the United Kingdom, Austria and the Czech Republic at parallel events during a "T-Mobile Day" on April 18, 2002. Since then, our mobile communications products have been marketed under the common brand "T-Mobile" and under the mottotheme "Get More" by the majority-owned companies in these countries and in Germany. Customers can now enjoy products such as WorldClass Roaming, GPRS Roaming, which has already been implemented, and the international launch of new data-oriented devices such as the RIM BlackBerry and the Pocket PC Phone Edition.

Positive developments at VoiceStream/Powertel continuing.

- In the second quarter of 2002, VoiceStream/Powertel succeeded in continuing the positive development of the first quarter. Revenue in the second quarter increased by around 6 % to over EUR 1.4 billion compared with the first quarter despite the weakness of the U.S. dollar against the Euro. Excluding exchange rate effects, revenue increased by almost 11 %. Compared with the first quarter of 2002, EBITDA improved by around 66 % in the second quarter to EUR 176 million despite the negative exchange rate effects. This corresponds to an EBITDA margin of 12.2 % compared with 7.8 % in the first quarter.

T-Online launches T-Zones – a new Internet approach.

- On June 26, 2002, T-Online presented the T-Zones to its customers, a new organizing and orientation system on its portals. From now on, customers accessing www.t-online.de and the broadband portal T-Online Vision (www.t-online-vision.de) can find subject-specific worlds of information and adventure. This approach, spanning portals and media, opens the door to valuable content synergies through multiple use and marketing, and offers users attractive added value through the variety of options for access and personalization. The T-Zones are being integrated into the existing navigation system of the T-Online portals.

Deutsche Telekom completes a EUR 5 billion bond issue.

- Deutsche Telekom AG completed a bond issue for approximately around EUR 5 billion in three tranches on May 24, 2002. The maturities of the two Euro tranches are five and ten years; a dollar tranche with a maturity of thirty years was also issued. The Euro tranche with a maturity of five years has a volume of EUR 2.5 billion. The ten-year Euro tranche accounts for a volume of EUR 2.0 billion. The thirty-year dollar tranche is for USD 0.5 billion. This bond issue does not increase Deutsche Telekom's debts; it is merely for the refinancing of its debt.

Deutsche Telekom sells France Telecom and PT Satelindo shares as well as real estate.

- Deutsche Telekom AG sold its entire stake of around 1.8 % in France Telecom (FT) on June 19, 2002. Deutsche Telekom received proceeds approximately of around EUR 0.3 billion for the block trade of its stake of approximately 20 million FT shares.

- Deutsche Telekom AG has sold its 25 % stake in the Indonesian mobile communications provider PT Satelindo to the state-owned company PT Indosat. A sale price of around EUR 0.3 billion was received in June 2002.

- The Group is continuing its real estate divestment strategy and sold real estate to the value of around EUR 0.2 billion in the first half of 2002.

- The proceeds of these transactions are being used exclusively to repay debts. The Group is continuing its activities to reduce its debt.

Deutsche Telekom and ver.di reach collective bargaining agreement.

- Deutsche Telekom and the service industry union ver.di signed a collective bargaining agreement on June 29, 2002 for a term of 24 months; in addition, this agreement introduced numerous steps to increase flexibility and launched Deutsche Telekom's Human Resources Services Agency. The Agency will manage the excess human resources capacity in the German parts of the Group. The pay increase is to be made in two stages: pay increased 4.1 % from July 1, 2002 after a gap of two months. 3.1 % of this is an increase in monthly pay and the special payment and 1 % is an increase in the variable elements of remuneration. Monthly pay will increase by a further 3.2 % from May 1, 2003. The average increase over the entire term of the collective agreement until April 30, 2004 is 3.29 % p.a. (Westrik formula) – of which 3.47 % is to be paid in the first year and 3.2 % in the second.

Business development and outlook.

Summary.

Group revenue increased by 14.6 % to EUR 25.8 billion

Group revenue increased by 14.6 % to EUR 25.8 billion compared with the first half of 2001 (EUR 22.5 billion). Excluding the changes in the composition of the Deutsche Telekom Group, revenue increased by 1.6 % to EUR 22.8 billion. Revenue generated outside Germany increased from EUR 5.2 billion in the first half of 2001 to EUR 8.6 billion in the first half of 2002. This represents an increase of around 65.3 %. Revenue generated outside Germany therefore amounted to 33 % of Group revenue in the first half of 2002 compared to 23 % in the same period in the previous year. The U.S. mobile communications companies VoiceStream and Powertel accounted for EUR 2.3 billion in the first half of 2002 compared with EUR 0.4 billion in the first half of 2001. VoiceStream/Powertel was only consolidated for one month in the first half of 2001. The T-Mobile and T-Online divisions recorded the strongest growth rates in the Group. T-Mobile recorded growth of 61 %, T-Online 20 % and T-Com 1 % compared with the first half of last year. T-Systems' revenue decreased by 3 % in the first half of 2002. T-Com contributed 48.6 % of Group revenue, T-Systems 15.0 %, T-Mobile 32.7 %, T-Online 3.1 % and the "Other" segment 0.6 %.

Revenue by geographic area

	H1/2002 millions of €	H1/2001 millions of €	Change %	Full year 2001 millions of €
Net revenue	**25,754**	22,468	14.6	48,309
Domestic	**17,201**	17,295	(0.5)	35,107
International	**8,553**	5,173	65.3	13,202
of which: EU countries (excl. Germany)	**3,123**	2,886	8.2	6,088
of which: Rest of Europe	**2,432**	1,645	47.8	3,787
of which: North America	**2,877**	474	507.0	3,066
of which: Other	**121**	168	(28.0)	261

Group EBITDA EUR 7.6 billion

Group EBITDA[c], including special influences, amounted to EUR 7.6 billion, compared with EUR 8.2 billion in the first half of 2001. Group EBITDA excluding special influences increased by 7.2 % to EUR 7.8 billion. There are no special influences in the T-Com, T-Systems, T-Mobile and T-Online divisions which affect EBITDA either in the first half of 2001 or the first half of 2002. Two special influences in the segment "Other" affected EBITDA in the first half of 2002: The segment "Other" contains net gain (including foreign currency transaction losses due to the exchange rate) of EUR 0.2 billion from the sale of shares in the Indonesian mobile communications provider PT Satelindo and a net loss of EUR +0.4 billion from the sale of shares in France Telecom. On a net basis, this leads to a negative EBITDA contribution for the segment "Other" of EUR 0.2 billion as a special influence in the first half of 2002.

There was a positive special influence on EBITDA in the first half of 2001 of EUR 1.0 billion resulting from the income from the sale of Sprint-FON shares, after deduction of consulting and sale costs. Group EBITDA excluding special influences was EUR 7,757 million compared to EUR 7,239 million in the same period in the previous year. This represents an increase of 7.2 %. At EUR 4,982 million in the first half of 2002, T-Com's EBITDA remained at almost the same level as in the first half of 2001. T-Mobile increased its EBITDA by EUR 1,184 million, or 86.1 %, to EUR 2,559 million in the first half of 2002 compared with the first half of 2001. This is due to the consolidation of VoiceStream/ Powertel and RadioMobil, increases in revenue and cost savings. The T-Systems division increased EBITDA by 42.6 % to EUR 509 million. EBITDA in the T-Online division continued to develop positively in the first half of 2002, amounting to almost EUR 82 million, compared with EUR -52 million in the first half of 2001. Adjusted EBITDA in "Other" was EUR -171 million in the first half of 2002 compared with EUR 539 million in the first half of 2001 (see "Other" under "The divisions").

Net loss

Net loss in the first half of 2002 amounted to EUR 3.9 billion. This figure includes special influences of EUR -0.8 billion (valuation adjustments for other investments in non-current securities amounting to EUR -0.1 billion, valuation adjustments/book losses on shares held in France Telecom amounting to EUR -0.6 billion and on deferred payments from the sale of the cable business to Callahan and Klesch amounting to EUR -0.3 billion, and positive tax effects of EUR +0.1 billion and the net gain from the sale of shares in Satelindo with EUR +0.2 billion). Net loss increased by EUR -3.5 billion compared with the first half of 2001. Excluding special influences, net loss increased by EUR -1.8 billion. This is mainly attributable to increased depreciation and amortization (including goodwill and mobile communications licenses at VoiceStream/Powertel) and new acquisitions which were not offset by the EUR 0.5 billion increase in EBITDA. Adjusted to exclude special influences, the net loss was EUR 3.1 billion.

T-Com

The positive development in the marketing of advanced lines continued in the first half of 2002. The number of T-ISDN channels increased by 11.4 % from 19.3 million at June 30, 2001 to 21.5 million at June 30, 2002. At the same time, the number of analog lines decreased by around 4.8 % from 31.1 million to 29.6 million. At the end of the first half of 2002, the number of AktivPlus customers had reached around 9.7 million. The customer retention achieved as a result is reflected in the stabilization of market shares for call minutes. Growth in the number of new AktivPlus customers slowed in the first half of 2002: 1.3 million new contracts were concluded in the first half of 2002 compared with 2.5 million in the same period of 2001. At the end of the first half of 2002, the number of T-DSL lines marketed had increased to 2.5 million, compared with 1.0 million at June 30, 2001. At the same time, sales of T-DSL in the second quarter of 2002 more than doubled compared with the first quarter of 2002. The number of installed T-DSL lines increased to 2.4 million at the end of the first half of 2002.

c Deutsche Telekom sees EBITDA as an indicator for the development of its operating activities. Deutsche Telekom defines EBITDA as the results from ordinary business activities plus the net financial income (expense) and amortization and depreciation. EBITDA should not be viewed as an alternative to net income (loss), operating income, net cash provided by operating activities or other financial measures prepared in accordance with German or U.S. GAAP. Since different companies may calculate EBITDA in different ways, Deutsche Telekom's EBITDA may not be directly comparable to similarly titled statistics of other companies.

A slight decrease in "City" calls was offset by an increase in the number of call minutes in the tariff zones "Germany" and "World" and calls to the mobile communications networks in the first half of 2002 in comparison with the first half of last year. Overall, there was a decrease in the total number of call minutes in the fixed network in the first half of 2002. This was due to the migration of narrowband Internet customers to broadband T-DSL. The total volume of data on the IP platform increased to around 12.6 million Gbytes/ month as a result of the shift of minute-based traffic towards IP platform-based data traffic.

T-Com continues to push innovations in the fixed network. Many new solutions were launched on the market in the second quarter of 2002. New W-LAN products for residential and business customers were included in the portfolio, for example, to increase mobility with fixed-network lines.

The positive development of the first quarter continued at T-Com's Eastern European affiliates. The companies' mobile communications divisions recorded particularly strong growth.

MATÁV. The number of fixed-network telephone lines operated by MATÁV remained stable in the first half of 2002 compared with the first half of 2001 despite the liberalization of the telecommunications market in Hungary. The DSL roll-out was launched successfully. MATÁV's mobile communications subsidiary Westel also extended its leadership in Hungary with a market share of 50.7 %. The number of mobile communications subscribers increased from 2.1 million at June 30, 2001 by almost 42.9 % to 3 million at June 30, 2002. Furthermore, MATÁV demonstrated its strenght in the mobile communications sector once again with the launch of the commercial multimedia messaging service (MMS).

Slovenské Telekomunikácie (ST). ST continued to expand its ISDN marketing activities. As a result, the number of ISDN basic channels more than doubled in the period under review. The number of telephone lines operated by ST decreased from around 1.7 million at June 30, 2001 to around 1.5 million at June 30, 2002 as a result of the adjustment of access charges, made as part of the run-up to market liberalization, and the substitution of the fixed network by mobile communications. In addition, several measures were taken in the first half of 2002 to improve processes and to increase profitability. The provisioning and service processes were optimized as part of the "Service Provisioning & Assurance" project. This leads to an increase in quality and optimization of costs at the same time.

ST has launched the eSlovakia project together with partners from industry, non-governmental organizations (NGOs) and the government; considerable steps have already been taken towards the development of an information society. ST is the initiator and main driving force behind this project which includes providing schools with low-price Internet access via ISDN and developing target group-oriented content and e-learning services. ST Online, Slovenské Telekomunikácie's Internet service provider (ISP), was nominated as the most successful ISP of 2001 in Slovakia.

Hrvatske telekomunikacije (HT). HT successfully completed the restructuring into three pillars (fixed network, mobile communications, online) in the first half of 2002. The company's concentration on its core business continued at the same time. In the fixed network, the number of lines increased by 5.9 % to 1.8 million at June 30, 2002. The further development of the fixed network in Croatia was driven ahead by the successful marketing of ISDN and the launch of ADSL.

Furthermore, a successful package of improvement measures was launched in the operational field. In the online sector, HT demonstrated its market leadership with a market share of 74.0 % on the dial-up market. In the mobile communications sector, HT increased its number of subscribers by 59.0 %, taking it to over 1 million for the first time as of June 30, 2002. HT is also the leader in the mobile communications market, with a market share of 53.0 %.

T-Systems

T-Systems' IT unit also made good progress in a difficult economic environment. From the customer's point of view, outsourcing in particular requires no investment, but offers cost and quality advantages. This is why this market segment continues to grow. The areas of data and voice were no exceptions to the negative market development in this sector. The consolidation of the data centers and improved procurement conditions contributed to the further optimization of cost structures.

The increasing utilization of the computing centers underlines the positive development of the IT unit. Computing power, measured in million instructions per second (MIPS), in the service line Computing Services increased from 84,367 at the end of the first quarter of 2002 to 86,931 at the end of the second quarter. This represents an increase of 3.0%. The number of servers was reduced as part of the consolidation of the data centers from 27,515 in the first quarter of 2002 to 27,100. The Desktop Service business continued to develop well as a result of the positive outsourcing trend. The number of desktops serviced increased from around 1.13 million at the end of the first quarter of 2002 to around 1.17 million at the end of the second quarter, an increase of 3.5%. Systems Integration remained stable, in contrast to the general market trend in the comparison of the first and second quarters of 2002. The number of hours billed in the second quarter of 2002, 2.8 million, remained at a level comparable with that of the first quarter.

T-Systems expanded existing contracts and gained new projects in the first half of 2002 as a result of the convergence of information technology and telecommunications.

T-Systems and the German subsidiary of the mineral oil group TotalFinaElf have extended their outsourcing contract, initially for three and a half years. Deutsche Telekom's systems house operates all servers and application programs, such as SAP R/3, for the Berlin-based TotalFinaElf headquarters and the MIDER (Mitteldeutsche Erdölraffinerie) oil refinery in Leuna. In addition, T-Systems maintains the WAN (Wide Area Network) in Germany. The Deutsche Telekom subsidiary has developed solutions for the 1,100 German TOTAL and ELF gas stations to make it easier to bill services and to manage repair jobs.

Within six months T-Systems set up a computer center at Magna Steyr in Graz which not only meets the strict requirements of an automobile manufacturer, but can also be integrated into the network of existing computer center infrastructures. T-Systems providers the majority of the computer center capacity for Magna Steyr and uses the remaining capacity for its own needs. The strictest requirements had to be met regarding building security, disaster prevention, multiple access controls and protection against potential sabotage attempts. T-Systems designed and set up the computer center infrastructure and operates and maintains it.

T-Systems is introducing and operating a new dealer management system for all Mercedes Benz contract dealers in the German-speaking areas on the basis of a further strategic partnership with the English software house Kerridge. A five-year contract has been concluded with the software house for this project.

T-Systems and BASF IT Services have launched a high-speed network in Ludwigshafen. This allows the approximately 100,000 BASF employees access to centrally stored software and data.

The contract has a term of two years. This makes BASF one of the first companies in Germany to use this advanced technology.

T-Systems is connecting the networks of the police, the fiscal authorities and the regional office for data processing and statistics (Landesamt für Datenverarbeitung und Statistik) to create a full infrastructure in the Federal State of North-Rhine Westphalia. The aim is to create a common basis for the exchange of electronic data and to improve the working processes of the region's institutions. The common network will simplify communication between administrations and institutions in North-Rhine Westphalia and thus represents a decisive step towards the implementation of the e-government strategy of the Federal State of North-Rhine Westphalia.

GÉANT, a large and powerful research network, was officially brought online in Brussels. T-Systems is one of the main suppliers for this network which connects more than 3,000 institutions from the fields of science and research in 32 European countries. The Telekom Global Net of T-Systems is part of a pan-European backbone which allows transmission speeds of up to ten gigabits per second.

T-Systems has constructed one of the most modern transmission platforms for radio and television for the public broadcaster ARD. The broadband network connects the main sites of the ARD broadcasting organizations and the studios of DeutschlandRadio and Deutsche Welle via fiber optics with a transmission rate of up to 2.5 Gbit/s. In addition, many live broadcasts were transmitted, such as the Football World Cup from Korea and Japan for ARD and ZDF in June 2002.

T-Mobile

Deutsche Telekom's mobile communications subsidiaries and affiliates served 71.5 million subscribers at the end of the first half of 2002. The proportionate number of subscribers increased from 51.2 million[d] in the first quarter of 2002 to 53.2 million in the second quarter of 2002.

T-Mobile International AG's mobile communications companies also recorded continued subscriber growth in the second quarter of 2002. The customer acquisition strategy remained focused on the contract subscriber business.

In total, the number of subscribers served by T-Mobile International AG's subsidiaries and minority shareholdings increased from 54.6 million in the first quarter of 2002 to 57.5 million in the second quarter of 2002. The majority shareholdings in Germany, the United Kingdom, Austria, the Czech Republic and the U.S. had 47.5 million subscribers at the end of the second quarter of 2002.

VoiceStream/Powertel was once again the main driver of subscriber growth at T-Mobile in the second quarter of 2002. Despite a decreased prepay customer base – minus 166,000 customers in the second quarter of 2002 – VoiceStream/Powertel recorded 525,900 net new subscribers (of which 73,200 from acquisitions). A particular contributor to this development was the strong growth in the contract segment.

VoiceStream/Powertel recorded the best growth in the number of contract subscribers in the company's history in the second quarter of 2002 with 691,700 new contract subscribers (of which 45,000 from acquisitions). The proportion of contract subscribers increased from 76.4% at March 31, 2002 to 80.0% at the end of the second quarter of 2002. Monthly ARPU (average revenue per user) decreased from EUR 52 to EUR 51 as a result of the exchange rate between the U.S. dollar and the euro in the second quarter of 2002. Measured in dollars, by contrast, monthly ARPU increased.

T-Mobile further consolidated its market position in Germany with 223,000 net additions in the second quarter of 2002. With around 163,000 net additions in the contract segment, **T-Mobile Deutschland** is continuing its consistent focus on improving its customer structure. The successful subscriber retention campaigns and the streamlining of the subscriber base led to a reduction in churn rate from 1.6% in the first quarter of 2002 to 1.5% in the second quarter of 2002.

d The 25% stake in the Indonesian company PT Satelindo was sold in the second quarter of 2002. Historical figures have been adjusted accordingly.

The improvement of the subscriber structure and an increase in the number of call minutes led to an increase in monthly ARPU from EUR 23 in the first quarter of 2002 to EUR 25 in the second quarter of 2002.
In the United Kingdom, T-Mobile UK (formerly One 2 One) increased its subscriber base with around 349,000 net additions compared with the first quarter of 2002. With around 76,000 net additions in the contract segment, T-Mobile UK consistently continued its successful development of the recent quarters. Monthly ARPU increased by almost 2 % in the second quarter of 2002 to EUR 28. Excluding the exchange rate effect, monthly ARPU increased by more than 4 % to almost GBP 18.
The number of subscribers served by T-Mobile Austria remained stable compared with the first quarter of 2002 at around 2 million. After streamlining of the subscriber base in the first quarter of 2002, the churn rate was cut in half from 3.6 % to 1.8 %. As a result of this, monthly ARPU increased by 4.6 % to EUR 30.
In the Czech Republic, RadioMobil increased the number of its subscribers by around 117,000 compared with the first quarter of 2002 to almost 3.15 million in the second quarter of 2002. The churn rate remained at an extremely low level (0.8 % in the second quarter of 2002 compared with 0.7 % in the first quarter of 2002). Monthly ARPU increased from EUR 14 in the first quarter of 2002 to EUR 16 in the second quarter of 2002, an increase of over 10 %, although this was partly influenced by positive exchange rate effects. Excluding these effects, the increase was almost 6 %.

As in the first quarter of 2002, the focus of T-Mobile International AG's business activities in the second quarter of 2002 was on profitability. Cumulative investments in property, plant and equipment across all of T-Mobile International AG's majority shareholdings amounted to EUR 1,090 million in the first half of 2002, compared with EUR 1,072 million in the first half of 2001. More than half of the investments in the first half of 2002, around EUR 599 million, relates to VoiceStream/ Powertel.
T-Mobile International AG acquired the 40 % stake held by T-Online International AG in the joint venture T-Motion Plc., effective as of April 1, 2002. As such, T-Mobile now holds 100 % of the London-based company which continues to focus its activities in the development and provision of mobile data services for the consumer market. In future T-Online will increase its activities for the development and provision of content; T-Mobile and T-Motion together will prepare and market this content for mobile communications.
Contract subscribers of the T-Mobile International operators in Germany, Austria, the United Kingdom, the U.S. and the Czech Republic have been able to use GPRS in the sister networks in Europe and the U.S. respectively since April 1, 2002. This makes these T-Mobile subsidiaries among the first network operators in the world to offer GPRS roaming between sister companies. GPRS roaming allows T-Mobile subscribers to use all the familiar GPRS functionalities on the move. Thus, subscribers equipped with the appropriate GPRS mobile phone can use WAP services, e-mail and, in connection with a laptop or a PDA, even the mobile Internet outside their home country as they normally would in their home network.

T-Online

T-Online further increased its customer base in the first half of 2002. Compared to the customer base as at December 31, 2001, T-Online added approximately 0.9 million subscribers for a total of 11.6 million customers. The international subsidiaries contributed around 220,000 net customer additions to the total number of customers in the first half of 2002. T-Online has migrated more customers to broadband services than any other European provider.
The launch of the T-Zones (t-news, t-finance, t-sports, t-movies, t-games, t-music and t-info) on June 26, 2002 at t-online.de and T-Online-Vision underlines the development of T-Online from a classil Internet service provider to an Internet media network. Linked to this is the development of multi-access, customizable worlds of content.

T-Online offers a broad spectrum of paid content with offers from consumer information and e-learning to online games. The program structure has been further expanded. New features include regular daily, weekly and events formats such as live shows on T-Online-Vision, chats with experts, exclusive live streaming of concerts and BörsenWebTV (stock market web TV), which have become established components of the T-Online portfolio.
The spectrum of paid content is continuously being expanded. Preparations at the international level are also progressing at full speed to benefit mutually from the successes in product development, to generate additional revenue after intensive market research and analyses with the introduction of the same or similar products in the respective countries and thus to further improve profitability in Germany and abroad.

Other

The Group is continuing to pursue its disinvestment strategy for real estate and intends to optimize its real estate-related costs further.
Real estate with a value of EUR 0.2 billion was sold in the first half of 2002.
Furthermore, in the course of portfolio streamlining, shares in France Telecom and the South-East Asian mobile communications operator Satelindo were sold for a total of EUR 0.6 billion in the second quarter of 2002.

Deutsche Telekom successfully started introducing electronic bills in 2001. This alternative to bills on paper has been very well received. The number of customers being billed online has increased by almost 100% compared with the first quarter of 2002 and totaled around 470,000 in the second quarter of 2002.
Deutsche Telekom's bill has a new layout from August 2002 in order to make it even clearer. This innovative feature makes it possible to view the bill on a home PC, to archive it electronically, if desired, and to use a range of other, efficient evaluation functions.

Outlook.

Prof. Dr. Sihler takes over as temporary Chairman of the Board of Management of Deutsche Telekom.

- Dr. Ron Sommer announced his resignation as Chairman of the Board of Management on July 16, 2002. The Supervisory Board of Deutsche Telekom agreed on the same day to appoint the former Chairman of the Supervisory Board of the company, Prof. Dr. Helmut Sihler, to the Board of Management and as its Chairman until a new CEO is appointed, but no longer than six months. In addition, the Supervisory Board has appointed Gerd Tenzer as the Deputy Chairman of the Board of Management.
- The Board of Management attaches top priority to the following tasks:
  Deutsche Telekom's strategy in Germany and abroad is being thoroughly and openly reviewed in all areas.
  The performance/cost ratio has to be examined and improved in all areas without exception. The cost reduction program and other measures are designed to lead to a sustained improvement of results.

Price adjustment and portfolio streamlining at T-Com.

- After the monthly fixed-network access charges were adjusted in the second quarter of 2002, price adjustments were also made for directory inquiries from June 30, 2002 and the activation fee for T-DSL was increased from EUR 51.57 to EUR 74.95 from July 1, 2002. Additionally, the review of the product portfolio to improve results further is continuing.

Launch of T-Mobile in California and Nevada.

- T-Mobile was launched in California and Nevada on July 18, 2002. This gives T-Mobile access to around 33 million additional POPs (potential customers). T-Mobile is using the GSM/GPRS network owned in a joint venture with the U.S. mobile communications company Cingular in these states. Together with the markets in Cleveland, Buffalo, Rochester and Virginia, where T-Mobile is also to be launched this year, T-Mobile will reach more than 200 million people (POPs) in the U.S. The launch in California and Nevada closes a large gap in the U.S. network for T-Mobile. At the same time, the T-Mobile brand is being launched in the U.S. for the first time. The remaining VoiceStream/Powertel markets are also to be rebranded as T-Mobile by the end of 2002.

T-Zones also accessible via mobile devices equipment in the third quarter of 2002.

- T-Online already transferred the content material into a manageable number of vertical program worlds in mid-2002 – the so-called T-Zones. These T-Zones will also be accessible via mobile devices equipment in the third quarter of 2002. T-Online has thus established its position as a provider for the new, multi-access age of the Internet.

Planned sale of cable TV business progressing.

- Deutsche Telekom made the decisions for the second round of bidding for the sale of its cable TV business on July 29, 2002. Due to the demand for acquisition of the cable TV business in all six regions together, Deutsche Telekom has decided only to pursue a complete sale. Of the original nine consortia, five are to submit binding offers by the end of September. These offers will then be taken as the basis for deciding with which bidder negotiations will continue. If agreement is reached with one of the bidders in the course of the contractual negotiations, control would be handed over after completion of the subsequent anti-trust approval process.

Deutsche Telekom Human Resources Agency launched on August 1, 2002.

- Deutsche Telekom AG this year plans to transfer employees to a Group Human Resources Services Agency. Employees whose jobs are no longer to be maintained will be assigned to the Human Resources Services Agency. There they will receive training as necessary and be put in contact with permanent jobs within the Group and outside, or given jobs on projects or in temporary positions.

Risk situation[e].

- Developments suggest that Deutsche Telekom's risk situation will tend to depend to an even greater extent on regulatory and judicial decisions in the future. The main reason for this is the forthcoming amendment to the Telecommunications Act which sets out the overall framework for Deutsche Telekom's market activities. Changes should be expected which will be binding based on the new European framework; an extension of regulation to certain other areas cannot be ruled out either. The amend ment of the Telecommunications Act must be implemented in national law by mid-2003. Reports of accounting irregularities at certain companies over the past months and the resulting uncertainty in the capital markets could possibly have a negative impact on the entire telecommunications sector. The following aspects are of key importance for estimating the development future risk:

  - The continued planned construction of the UMTS infrastructure and the availability of suitable devices and services.

  - The consolidation of the (mobile communications) market under the influence of increasing competition and the possible consequences.

  - The reduction of net debt on schedule.

Development of revenue and income[f].

- Deutsche Telekom expects healthy revenue growth for the full 2002 financial year – driven predominantly by mobile communications.

- Deutsche Telekom expects EBITDA excluding special influences to increase compared with 2001.

- The first half of 2002 was marked by the introduction and initial implementation of comprehensive cost saving measures. All types of costs have been reviewed, from marketing expenditure to maintenance and consulting costs, and savings determined. The first effects of the measures taken could already be seen in the second quarter of 2002.

- Price adjustments and a cost reduction program enabled **T-Com** in the second quarter of 2002 to counteract the decreases in revenue and EBITDA in Germany. The full effect of the price adjustments and cost savings will be seen over the remainder of the year. The positive development to date in the Eastern European affiliates will continue with the improvement of cost structures and the consistent exploitation of synergies in the Group.

e Further details can be found under the risk areas described in Deutsche Telekom's management report as at December 31, 2001 in the Annual Report and in the Annual Report on Form 20 F.

f Deutsche Telekom cannot guarantee that its revenue and income targets for the year 2002 can be achieved. Some aspects of the Group's planning depend on circumstances Deutsche Telekom cannot influence. For a description of some of the factors which might influence Deutsche Telekom's ability to achieve its objectives, please refer to the items "Forward-looking statements" and "Risk factors" in the Annual Report on Form 20-F.

- **T-Systems** is expecting positive revenue development in its IT unit in the second half of 2002, driven in part by the strong demand for outsourcing services. As T-Systems' customers are subject to sustained intensive cost pressure: they see outsourcing as a good opportunity to reduce their costs and increase efficiency. Revenues from the network services unit on the other hand remained under pressure in the second half of 2002 due to difficult market conditions. The increase in revenues from IT will not fully offset the decrease in network services revenue in the full 2002 financial year.

- T-Systems nevertheless expects a stable development of EBITDA as a result of the cost reduction measures taken.

- **T-Mobile International AG** and its subsidiaries continue to aim for revenue growth and an improvement of EBITDA in the second half of 2002 compared with the second half of 2001. Subscriber growth should primarily be generated in markets such as the U.S. with a comparatively low penetration rate. The T-Mobile division should remain the strongest growth driver in the Group for the full 2002 financial year.

- Throughout 2002 **T-Online** will continue to work towards improving profitability and strong growth, which is confirmed by business developments to date.

- The scheduled value review will be carried out in the second half of 2002.

- The Deutsche Telekom Group is expecting to post a considerable net loss for the 2002 financial year.

The divisions.

T · ·Com·

T · ·Systems·

T · ·Mobile·

T · ·Online·

Other

Restructuring of segment data.

With regard to the repositioning of the T-Com and T-Systems divisions, Deutsche Telekom's Board of Management decided to adjust the allocation of specific areas to the T-Com, T-Systems and "Other" segments as of January 1, 2002. The national Carrier Services business was transferred from T-Systems to T-Com, and the international Carrier Services business from T-Com to T-Systems. As a result, the in-country business, which is influenced by regulatory issues, is still reported under T-Com. As part of this measure, the subsidiaries in Eastern Europe, MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije, have now been transferred from "Other" to T-Com.
All the information in the following commentaries on T-Com, T-Systems and Other, including the number of employees, are reported in accordance with the new structure in respect of the first half of 2002, the first half of 2001 and also the full 2001 financial year.

The T · ·Com· division.

- Within the "four-pillar structure", T-Com is primarily responsible for Deutsche Telekom's fixed network business. Internationally, T-Com is responsible for the results of Hrvatske telekomunikacije in Croatia, MATÁV in Hungary (including Maktel in Macedonia) and Slovenské Telekomunikácie in Slovakia. In Germany, T-Com's business consists mainly of the provision and maintenance of the network infrastructure and the support of residential customers, small and medium-sized enterprises and carriers. This range of services is complemented by special additional services, such as public telephones, directory inquiries, call centers, and toll-free and shared-cost numbers. T-Com provides this wide range of services for around 41 million residential customers and around 420,000 small and medium-sized enterprises in Germany.

- T-Com's **total revenue** in the first half of 2002 increased by 1.0% from EUR 14,694 million at June 30, 2001 to EUR 14,839 million at June 30, 2002 after revenues had decreased slightly in the first quarter of 2002. Domestic business accounted for around 87.3% of T-Com's total revenue in the first half of 2002. T-Com's Eastern European companies MATÁV (including Maktel), Slovenské Telekomunikácie and Hrvatske telekomunikacije contributed around 12.7%.

- Revenue from domestic business in Germany amounted to EUR 12,957 million in the first half of 2002, 3.7% lower than in the first half of 2001. A range of measures introduced in the second quarter of 2002 counteracted the marked decrease in domestic business. In consistently pursuing its soft rebalancing strategy, T-Com succeeded in the second quarter of 2002 for the first time in more than offsetting the decreases in call revenues of around EUR 280 million with an increase in access revenues amounting to approximately EUR 340 million. Mobile communications operators have increasingly been interconnecting their networks directly since the beginning of 2002. In addition, the structural changes in the calculation of interconnection charges at the beginning of 2002 resulted in an average price reduction of 14%. The decrease in domestic Carrier Services revenue of around EUR 200 million in the first quarter of 2002 compared with the first quarter of 2001 was thus repeated in the second quarter of 2002. Other contributions to the decrease in revenue from domestic business were the deconsolidation of the cable business in Baden-Württemberg (around EUR 0.1 billion) and the decreases in various other areas (around EUR 0.1 billion).

- T-Com's revenue in Eastern Europe increased by 52.4%, EUR 647 million, to EUR 1,882 million in the first half of 2002 as a result of the positive development in mobile communications and the consolidation of Hrvatske telekomunikacije (Croatia). Hrvatske telekomunikacije contributed EUR 478 million to this growth.

- T-Com's **EBITDA** of EUR 4,982 million in the first half of 2002 was almost at the level of the first half of 2001 of EUR 5,033 million. EBITDA improved by 6.9% in the second quarter of 2002 compared with the second quarter of 2001. The EBITDA decrease in the first quarter of 2002 was almost totally offset in the second quarter of 2002.

- The 3.2% improvement in EBITDA from domestic business achieved in the second quarter of 2002 compared with the second quarter of 2001 is mainly attributable to the cost savings and the initial effects of the price adjustments. EBITDA in the first half of 2002 amounted to EUR 4,130 million compared with EUR 4,434 million in the first half of 2001. This decrease in the first half of 2002 is partly attributable to the revenue reductions already explained and partly to losses on accounts receivable amounting to around EUR 160 million. The increased losses on accounts receivable are due to the difficult economic situation of many competitors. Measures taken (advance payment, deposits) should prevent the trend of the first half of 2002 from continuing.

- *EBITDA at Eastern European affiliates amounted* to EUR 852 million in the first half of 2002, 42.2% higher than in the first half of 2001. This increase is mainly attributable to the consolidation of Hrvatske telekommunikacije (EUR 234 million).

- **Earnings before taxes** in the first half of 2002 were EUR 1,643 million compared with EUR 2,182 million in the first half of 2001. This decrease is attri*butable to two effects: The full consolidation of* Hrvatske telekomunikacije increased depreciation and amortization in the first half of 2002 by around EUR 104 million, of which EUR 22 million is for the amortization of goodwill. Second is the effect of nonscheduled write-downs on financial assets due to valuation adjustments for loans extended to the associated companies of Kabel Deutschland GmbH amounting to approximately EUR 0.3 billion.

Second quarter of 2002

T-Com[3]	Q1 2002 millions of €	Q2 2002 millions of €	Q2 2001 millions of €	Change %
Total revenue	7,440	**7,399**	7,195	2.8
Domestic	6,521	**6,436**	6,554	(1.8)
Eastern Europe	919	**963**	641	50.2

First half of 2002

T-Com[3]	H1 2002 millions of €	H1 2001 millions of €	Change %	2001 millions of €
Total revenue	**14,839**	14,694	1.0	29,419
Domestic	**12,957**	13,459	(3.7)	26,665
Eastern Europe	**1,882**	1,235	52.4	2,754

Second quarter of 2002

T-Com[3]	Q1 2002 millions of €	Q2 2002 millions of €	Q2 2001 millions of €	Change %
Total revenue	7,440	**7,399**	7,195	2.8
Net revenue	6,283	**6,243**	6,065	2.9
EBITDA[1]	2,467	**2,515**	2,352	6.9
Depreciation and amortization	(1,326)	**(1,368)**	(1,345)	(1.7)
Financial income (expense), net[4]	(447)	**(198)**	(147)	(34.7)
Earnings before taxes[4]	694	**949**	860	10.3

First half of 2002

T-Com[3]	H1 2002 millions of €	H1 2001 millions of €	Change %	2001 millions of €
Total revenue	**14,839**	14,694	1.0	29,419
Net revenue	**12,526**	12,402	1.0	25,028
EBITDA[1]	**4,982**	5,033	(1.0)	10,124
Depreciation and amortization	**(2,694)**	(2,604)	(3.5)	(5,443)
Financial income (expense), net[4]	**(645)**	(247)	(161.1)	(859)
Earnings before taxes[4]	**1,643**	2,182	(24.7)	4,614
Employees[2]	**154,282**	147,112	4.9	148,247

1 EBITDA: Results from ordinary business activities plus the net financial income (expense) and amortization of intangible assets and depreciation of property, plant and equipment.
2 Average number of employees; change mainly due to the consolidation of HT.
3 Segment data in new structure.
4 Including valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion), in particular in the first quarter of 2002.

The T··Systems·division.

- T-Systems is one of the large systems houses in Germany and Europe. Along with classical IT and telecommunications services, it provides its customers with e-business solutions all from a single source. T-Systems provides its customers with services throughout the entire value chain: from planning (plan) and implementation (build) through to operation (run) – and on an end-to-end basis, ranging from the network and systems infrastructure and the communications and network services through to comprehensive IT services and e-business solutions. In this way, T-Systems aims to increase the competitiveness of its customers.

- **Revenue** improved considerably with an increase of 6.9 % in the second quarter of 2002 compared with the first quarter of 2002. This positive development was mainly driven by the IT unit. The largest contributor to T-Systems' IT revenue was the area of Computing Services followed by Systems Integration and Desktop Services. T-Systems generated total revenue of EUR 5,487 million in the first half of 2002 compared with EUR 5,686 million in the first half of 2001. This represents a decrease of 3.5 % which is mainly attributable to the Network Services unit. The IT Services unit recorded low double-digit total revenue growth in Germany in the second quarter of 2002. The main growth drivers were Computing Services followed by Systems Integration and Desktop Services. The area of Network Services continues to decrease due to the low level of orders in the international carrier services business. The area of Media Broadcast continued to develop positively.

- **EBITDA** in the first half of 2002 increased by 42.6 % compared with the first half of 2001 to EUR 509 million. The EBITDA margin improved from 6.3 % to 9.3 %. This development is mainly the result of synergy effects in the IT unit, efficient cost management and more favorable purchasing conditions for international network capacities. The strongest EBITDA driver is Computing Services, followed by Systems Integration.

- The decrease in **earnings before taxes** in the first half of 2002 is attributable in particular to the non-scheduled write-downs on under-sea cable capacities in the North Atlantic/Pacific (EUR 0.2 billion) and additional amortization of goodwill (EUR 0.1 billion) after the takeover of the remaining 49.9 % stake in T-Systems ITS GmbH (formerly debis Systemhaus).

Second quarter of 2002

T-Systems[3]	Q1 2002 millions of €	Q2 2002 millions of €	Q2 2001 millions of €	Change %
Total revenue	2,652	**2,835**	2,882	(1.6)
Net revenue	1,874	**1,995**	1,984	0.6
EBITDA[1]	258	**251**	210	19.5
Depreciation and amortization	(356)	**(654)**	(336)	(94.6)
Financial income (expense), net	(2)	**(33)**	21	(257.1)
Earnings before taxes	(100)	**(436)**	(105)	(315.2)

First half of 2002

T-Systems[3]	H1 2002 millions of €	H1 2001 millions of €	Change %	2001 millions of €
Total revenue	**5,487**	5,686	(3.5)	11,899
Net revenue	**3,869**	3,976	(2.7)	8,318
EBITDA[1]	**509**	357	42.6	886
Depreciation and amortization	**(1,010)**	(662)	(52.6)	(1,372)
Financial income (expense), net	**(35)**	42	(183.3)	115
Earnings before taxes	**(536)**	(263)	(103.8)	(382)
Employees[2]	**43,454**	41,121	5.7	41,716

1 EBITDA: Results from ordinary business activities plus the net financial income (expense) and amortization of intangible assets and depreciation of property, plant and equipment.
2 Average number of employees.
3 Segment data in new structure.

The T · ·Mobile· division.

- The business of T-Mobile combines all the activities of the T-Mobile International Group. T-Mobile International currently provides mobile communications services through its majority shareholdings in Germany, the United Kingdom, the U.S., Austria and the Czech Republic. In addition, T-Mobile International holds minority shareholdings in Poland, the Netherlands and Russia.

- T-Mobile International consistently continued its positive development of the first quarter of 2002 in the first half of the year. The focus of the company's activities remained on growth and profitability. In the first half of 2002 T-Mobile was once again the growth driver of the Group's revenue and EBITDA.

- **Total revenue** increased by around 53 % compared with the first half of 2001 to EUR 9,140 million in the first half of 2002. RadioMobil[g] and VoiceStream/Powertel[g], newly consolidated in the first half of 2001, contributed EUR 3,121 million to this, compared with EUR 518 million in the first half of 2001. VoiceStream/Powertel[g] generated revenues of EUR 2,796 million in the first half of 2002 and RadioMobil of EUR 325 million. RadioMobil was consolidated on April 1, 2001. VoiceStream/Powertel was only consolidated for one month in the first half of 2001. Excluding the revenue contribution of the newly consolidated companies, revenue increased by 10.3 % from EUR 5,455 million to EUR 6,019 million.

- Revenue in Germany[g] increased by 9.3 % in the first half of 2002 from EUR 3,404 million to EUR 3,721 million. T-Mobile UK[g] recorded revenue growth of 18.9 % in the United Kingdom. Revenue increased from EUR 1,555 million to EUR 1,849 million, driven by subscriber growth, the improved subscriber structure and the increase in ARPU. The high level of market penetration and the increased level of competition resulted in a revenue decrease of 3.9 % from EUR 517 million to EUR 497 million in Austria[g].

- In the first half of 2002, the T-Mobile division posted an increase in **segment EBITDA** of EUR 1,184 million to EUR 2,559 million. Compared with the same period in 2001, this represents an increase of 86.1 %. The EBITDA margin increased from 23.0 % to 28.0 %.

- T-Mobile Deutschland[g] was the main EBITDA driver in the T-Mobile Group again in the first half of 2002 with EUR 1,555 million, compared with EUR 1,076 million in the first half of 2001. The EBITDA margin increased from 31.6 % in the first half of 2001 to 41.8 % in the first half of 2002. T-Mobile UK[g] improved its EBITDA by over 90 % from EUR 229 million to EUR 436 million in the first half of 2002 and thus generated a margin of 23.6 %, compared with 14.7 % in the first half of 2001. T-Mobile Austria[g] increased its EBITDA from EUR 116 million to EUR 170 million despite a decrease in revenue. The EBITDA margin increased from 22.4 % to 34.2 %. VoiceStream/Powertel[g] recorded EBITDA of EUR 282 million and thus continued to increase its EBITDA despite the continued strong subscriber growth. RadioMobil[g] remained at a constantly high level with EBITDA of EUR 151 million and an EBITDA margin of 46.5 %.

- Despite the considerable improvement in EBITDA and the improvement in financial expense due to the reallocation of liabilities, the **earnings before taxes** improved only slightly to EUR -1,500 million in the first half of 2002, compared with EUR -1,614 million in the first half of 2001. This is attributable to the increase of EUR 1,266 million in amortization of intangible assets to EUR 2,374 million. This is mainly a result of the amortization over the full year of mobile communications licenses amounting to EUR 507 million and the amortization of goodwill on VoiceStream/Powertel of EUR 619 million. The amortization of UMTS licenses of EUR 365 million in the first half of 2002 was at the same level as in the first half of 2001.

g The figures relating to these companies are taken from their unconsolidated financial statements.

Second quarter of 2002

T-Mobile	Q1 2002 millions of €	Q2 2002 millions of €	Q2 2001 millions of €	Change %
Total revenue	4,465	**4,675**	3,292	42.0
Net revenue	4,115	**4,297**	2,919	47.2
EBITDA[1]	1,211	**1,348**	785	71.7
Depreciation and amortization	(1,729)	**(1,730)**	(1,075)	(60.9)
Financial income (expense), net	(322)	**(278)**	(662)	58.0
Earnings before taxes	(840)	**(660)**	(952)	30.7

First half of 2002

T-Mobile	H1 2002 millions of €	H1 2001 millions of €	Change %	2001 millions of €
Total revenue	**9,140**	5,973	53.0	14,637
Net revenue	**8,412**	5,237	60.6	12,994
EBITDA[1]	**2,559**	1,375	86.1	3,137
Depreciation and amortization	**(3,459)**	(1,764)	(96.1)	(6,324)[3]
Financial income (expense), net	**(600)**	(1,225)	51.0	(3,212)
Earnings before taxes	**(1,500)**	(1,614)	7.1	(6,399)
Employees[2]	**37,957**	22,915	65.6	30,124

1 EBITDA: Results from ordinary business activities plus the net financial income (expense) and amortization of intangible assets and depreciation of property, plant and equipment.

2 *Average number of employees; change mainly due to the consolidation VoiceStream/Powertel.*

3 Goodwill write-down on brandnames as part of the rebrandring or our majority-owned mobile phone subsidiaries.

The T··Online·division.

- T-Online International AG operates a combined business model comprising access and non-access activities. It is one of the large providers in Germany. Through its subsidiaries and associated companies, it is also present in France, Spain, Portugal, Austria and Switzerland.

- The 22.2 % increase in **total revenue** of the T-Online segment, including DeTeMedien, to EUR 864 million was driven by the revenue growth at T-Online International AG.

- The positive business development and subscriber growth in the first half of 2002 resulted in strong revenue growth in the T-Online Group. The T-Online division generated net revenue of EUR 786 million in the first half of 2002. This represents an increase of around 19.8 % compared to the same period in 2001. As in the previous year, the access business continues to be the strongest revenue driver. Non-access revenue almost doubled, so that its contribution to total revenue increased considerably.

- The improvement in segment **EBITDA** of T-Online including DeTeMedien is a result of the positive development of the T-Online Group. In the first half of 2002, the T-Online division recorded EBITDA of approximately EUR 82 million compared to EUR -52 million in the first half of 2001, an increase in absolute terms of EUR 134 million. The increase in efficiency and the effectiveness of economies of scale in T-Online's business in Germany have had a positive impact on results. The EBITDA margin in the T-Online segment increased to 9.5 % in the first half of 2002 compared with -7.4 % in the first half of 2001.

- **Earnings before taxes** improved in the first half of 2002 by EUR 119 million to EUR 40 million compared with a loss of EUR 79 million in the first half of 2001. This increase is primarily attributable to the improvement of EBITDA.

Second quarter of 2002

T-Online	Q1 2002 millions of €	Q2 2002 millions of €	Q2 2001 millions of €	Change %
Total revenue	427	**437**	346	26.3
Net revenue	387	**399**	300	33.0
EBITDA[1]	17	**65**	(25)	360.0
Depreciation and amortization	(47)	**(49)**	(65)	24.6
Financial income (expense), net	27	**27**	38	(28.9)
Earnings before taxes	(3)	**43**	(52)	182.7

First half of 2002

T-Online	H1 2002 millions of €	H1 2001 millions of €	Change %	2001 millions of €
Total revenue	**864**	707	22.2	1,449
Net revenue	**786**	656	19.8	1,338
EBITDA[1]	**82**	(52)	257.7	(78)
Depreciation and amortization	**(96)**	(102)	5.9	(189)
Financial income (expense), net	**54**	75	(28)	34
Earnings before taxes	**40**	(79)	150.6	(233)
Employees[2]	**2,712**	3,101	(12.5)	3,008

1 EBITDA: Results from ordinary business activities plus the net financial income (expense) and amortization of intangible assets and depreciation of property, plant and equipment..
2 Average number of employees.

Other.

- "Other" includes a variety of Group units with activities which cannot be allocated to an individual segment. These include, among others, the Deutsche Telekom Group headquarters, shared services such as real estate, billing services, various competence centers and other subsidiaries, associated and related companies of the Group. In view of the repositioning of the T-Com and T-Systems divisions, the Board of Management has reallocated MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije to T-Com. Sales responsibility for the foreign subsidiaries in New York, London, Tokyo and Singapore was transferred to the T-Systems division. The real estate area was restructured in 2002 and the responsibilities of DeTelmmobilien were assigned to three companies: Generalmietgesellschaft mbH (GMG) has taken over the leasing and rental business area. Deutsche Telekom Immobilien und Service GmbH (DeTelmmobilien) is to provide facility management services; the real-estate asset management company, Sireo, has been entrusted with looking after the real-estate interests of Deutsche Telekom, in particular: the further sale of real estate, the reduction of costs and administrative tasks. Furthermore, Deutsche Funkturm GmbH (DFG) started operations in January 2002. This organizational unit will own and provide services for all the radio towers and masts.

- **Total revenue** amounted to EUR 1,923 million in the first half of 2002; this represents a decrease of 17.6% compared to the same period in the previous year. This is attributable to lower intra-Group revenues (EUR 0.3 billion) and the decrease in total revenues due to the deconsolidation of DeTeSat Deutsche Telekom Gesellschaft für Satellitenkommunikation mbH at December 31, 2001 (EUR 0.1 billion). Total revenue in the segment "Other" decreased as a result of the lower level of utilization of the central services by the T-Com, T-Systems, T-Mobile and T-Online divisions and as a result of improved procurement conditions in this segment.

- Adjusted **EBITDA** in the first half of 2002 amounted to EUR -171 million compared with EUR 539 in the first half of 2001. The decrease in EBITDA compared with the same period in the previous year is mainly due to the reduction in total revenue of EUR 0.4 billion (resulting from the previously mentioned lower level of intra-Group revenues) and the increased costs of losses on accounts receivable (EUR 0.2 billion) as well as the assumption of the rebranding costs for T-Mobile (EUR 0.1 billion) as Deutsche Telekom holds the rights to the brand.

- A net gain of EUR 0.2 billion was recorded from the sale of shares in the Indonesian mobile communications provider PT Satelindo and a net loss of EUR -0.4 billion from the sale of shares in France Telecom. On a net basis, this led to a negative EBITDA contribution from these two transactions amounting to EUR -0.2 billion as a special influence in the first half of 2002. The special influences on EBITDA in the first half of 2001 amounted to around EUR 1.0 billion and resulted almost exclusively from the sale of Sprint-FON shares, after deduction of consulting and sale costs.

- **The earnings before taxes** were EUR -2,713 million. This figure includes special influences of EUR -565 million (2001: EUR 956 million): The nonscheduled write-downs on the net carrying amount of the stake in France Telecom as a result of the decrease in its share price (EUR -253 million) which affected the financial income (expense), the net loss from the sale of shares in France Telecom (EUR -360 million), the valuation adjustments for other investments in non-current securities (EUR -114 million) and, with an offsetting effect, the book gain from the sale of Satelindo (EUR 162 million). Excluding these special influences, earnings before taxes amounted to EUR -2,148 million. Compared to the first half of 2001, the earnings decreased by around EUR 1,355 million. This was a result of the decrease in EBITDA and increased interest expense due to the capital increase of EUR 38.0 billion at T-Mobile International in the first half of 2002.

Second quarter of 2002

Other[3]	Q1 2002 millions of €	Q2 2002 millions of €	Q2 2001 millions of €	Change %
Total revenue	957	**966**	1 145	15,6
Net revenue	111	**50**	118	57,6
EBITDA adjusted[1,4]	(28)	**(143)**	320	144,7
Depreciation and amortization	(233)	**(407)**	(277)	(46,9)
Financial income (expense), net[5]	(322)	**(278)**	(662)	58,0
Earnings before taxes[5]	(1 222)	**(1 491)**	(617)	(341,7)

First half of 2002

Other[3]	H1 2002 millions of €	H1 2001 millions of €	Change %	2001 millions of €
Total revenue	**1 923**	2 333	(17,6)	5 114
Net revenue	**161**	197	(18,3)	633
EBITDA adjusted[1,4]	**(171)**	539	(131,7)	1 119
Depreciation and amortization[4]	**(640)**	(548)	(16,8)	(1 447)
Financial income (expense), net[5]	**(1 704)**	(784)	(117,3)	(1 477)
Earnings before taxes[5]	**(2 713)**	163	n.a.	352
Employees[2]	**17 811**	18 880	(5,7)	18 565

1 For an understanding of adjusted EBITDA, please see the important information contained in the "Reconciliation to adjusted EBITDA" section.
2 Average number of employees.
3 *Segment data in new structure.*
4 Including special influences in the first half of 2002: Book profit from Satelindo EUR 0.2 billion; France Telecom book loss of EUR 0.4 billion. In the first half of 2001: book profit from Sprint-FON shares EUR 1.0 billion including consulting and sale costs.
5 Including special influences in the first half of 2002: Valuation adjustment of book value France Telecom EUR 0.3 billion. Valuation adjustment in noncurrent securities EUR 0.1 billions.

Consolidated financial statements.

Consolidated statement of income

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Net revenue	12,984	11,386	14.0	25,754	22,468	14.6	48,309
Change in inventories and other own capitalized costs	192	296	(35.1)	484	453	6.8	879
Total operating performance	13,176	11,682	12.8	26,238	22,921	14.5	49,188
Other operating income	927	1,852	(49.9)	1,780	2,551	(30.2)	6,619
Goods and services purchased	(3,436)	(3,309)	(3.8)	(6,847)	(6,301)	(8.7)	(13,477)
Personnel costs	(3,293)	(2,927)	(12.5)	(6,498)	(5,706)	(13.9)	(12,114)
Depreciation and amortization	(4,220)	(3,088)	(36.7)	(7,874)	(5,669)	(38.9)	(15,221)
Other operating expenses	(3,597)	(2,725)	(32.0)	(7,114)	(5,270)	(35.0)	(12,151)
Financial income (expense), net	(1,182)	(1,135)	(4.1)	(2,930)	(2,164)	(35.4)	(5,348)
of which: net interest expense	(981)	(1,105)	11.2	(2,083)	(2,082)	0	(4,138)
Results from ordinary business activities	(1,625)	350	n.a.	(3,245)	362	n.a.	(2,504)
Taxes	(375)	(283)	(32.5)	(490)	(624)	21.5	(808)
Income (loss) after taxes	(2,000)	67	n.a.	(3,735)	(262)	n.a.	(3,312)
Income (losses) applicable to minority shareholders	(83)	(58)	(43.1)	(156)	(87)	(79.3)	(142)
Net income (loss)	(2,083)	9	n.a.	(3,891)	(349)	n.a.	(3,454)

Determining earnings per share

		Q2 2002	Q2 2001	H1 2002	H1 2001	Full year 2001
Net income (loss)	in millions of €	(2,083)	9	(3,891)	(349)	(3,454)
Average weighted number of outstanding shares	in millions	4,195	3,425	4,195	3230	3,715
Earnings per share[1]/ADS[2] (German GAAP)	€	(0.50)	n.a.	(0.93)	(0.11)	(0.93)

1 Earnings per share (according German GAAP) for each period are calculated by dividing net income (loss) by the weighted average of outstanding shares. The weighted average number for 2001 was ascertained after taking into account the new shares issued as part of the acquisition of VoiceStream/Powertel.

2 One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom in common stock. The share to ADS ratio is 1:1.

Consolidated balance sheet

	June 30, 2002 millions of €	Dec. 31, 2001 millions of €	Change %	June 30, 2001 millions of €
Assets				
Noncurrent asets	**136,293**	146,716	(7.1)	154,683
Intangible assets	**74,616**	80,051	(6.8)	85,615
Property, plant and equipment	**55,877**	58,708	(4.8)	60,019
Financial assets	**5,800**	7,957	(27.1)	9,049
Current assets	**14,450**	17,033	(15.2)	20,838
Inventories, materials and supplies	**1,624**	1,671	(2.8)	2,206
Receivables	**6,495**	6,826	(4.8)	9,839
Other assets	**3,948**	4,966	(20.1)	5,272
Marketable securities	**577**	702	(17.8)	1,355
Liquid assets	**1,806**	2,868	(37.0)	2,166
Prepaid expenses, deferred charges and deferred taxation	**1,362**	813	67.5	1,506
Balance sheet total	**152,105**	**164,562**	**(7.6)**	**177,027**
Shareholders' equity and liabilties				
Shareholders' equity	**55,200**	66,301	(16.7)	70,476
Capital stock	**10,746**	10,746	0	10,746
Accruals	**18,367**	18,427	(0.3)	20,115
Pension and similar obligations	**3,755**	3,661	2.6	3,403
Other accruals	**14,612**	14,766	(1)	16,712
Liabilities	**77,616**	79,051	(1.8)	85,472
Debt	**66,910**	67,031	(0.2)	75,804
Other	**10,706**	12,020	(10.9)	9,668
Deferred income	**922**	783	17.8	964
Balance sheet total	**152,105**	**164,562**	**(7.6)**	**177,027**

Consolidated statement of cash flows

	H1/2002 millions of €	H1/2001 millions of €	Full year 2001 millions of €
Net income (loss)	(3,891)	(349)	(3,454)
Income applicable to minority shareholders	156	87	142
Income (loss) after taxes	(3,735)	(262)	(3,312)
Depreciation and amortization	7,874	5,669	15,221
Income tax expense	388	569	751
Net interest expense	2,083	2,082	4,138
Results from the disposition of non-current assets	214	(94)	(1,106)
Results from associated companies	154	135	547
Other non-cash transactions	960	(804)	(1,146)
Change in accruals	482	508	(136)
Change in capitalized working capital[1]	(740)	(362)	1,189
Income taxes received/(paid)	677	(1,062)	10
Dividends received	44	414	115
Cash generated from operations	**8,401**	**6,793**	**16,271**
Net interest payment	(1,756)	(2,074)	(4,337)
Net cash provided by operating activities	**6,645**	**4,719**	**11,934**
Cash outflows from investments in			
intangible assets	(388)	(474)	(1,021)
property, plant and equipment	(3,439)	(4,137)	(9,847)
financial assets	(363)	(389)	(498)
consolidated companies	(4,791)	(5,145)	(5,695)
Cash inflows from disposition of			
intangible assets	2	213	208
property, plant and equipment	196	130	1,146
financial assets	770	443	3,514
shareholdings in consolidated companies and business units	0	0	1,004
Net change in short-term investments (more than 3 month term) and marketable securities	193	2,877	4,440
Other	428	(131)	1,384
Net cash used for investing activities	**(7,392)**	**(6,613)**	**(5,365)**
Net change of short-term debt	(3,765)	1,941	(10,266)
Issuance of medium and long-term debt	7,868	3,728	13,949
Repayments of medium and long-term debt	(2,805)	(718)	(6,589)
Dividend	(1,558)	(1,905)	(1,905)
Change in minority interests	(47)	3	0
Net cash provided by (used for) financing activities	**(307)**	**3,049**	**(4,811)**
Effect of foreign exchange rate changes on cash and cash equivalents (until 3 month term)	(14)	(21)	(26)
Net increase (decrease) in cash and cash equivalents	(1,068)	1,134	1,732
Level at the beginning of the year	2,738	1,006	1,006
Level at year-end	1,670	2,140	2,738

1 Changes in receivables, other assets, inventories, materials and supplies, other liabilities (which do not relate to financing activities) and deferred income.

Notes to the consolidated statement of income.

Changes in the composition of the Deutsche Telekom Group

Deutsche Telekom acquired shareholdings in various foreign companies in the previous year which were not included in the consolidated financial statements as at June 30, 2001 or not included for the full first half year of 2001. In the T-Mobile division in 2001, these were VoiceStream/Powertel (5 months) and RadioMobil (3 months) and, in the T-Com division, Hrvatske telekomunikacije (2 months). The following table shows the effects of the new acquisitions on the individual items of the consolidated statement of income and the segment reporting as at June 30, 2002. The depreciation and amortization shown below includes the amortization of goodwill relating to these companies of EUR 662 million.

Effects of new acquisitions on the consolidated statement of income in the first six months of 2002

	T-Com millions of €	VoiceStream/ Powertel millions of €	RadioMobil millions of €	T-Mobile total millions of €	Total millions of €
Net revenue	**459**	**2,313**	**161**	**2,474**	**2,933**
Change in inventories and other own capitalized costs	2	75	0	75	**77**
Other operating income	26	42	13	55	**81**
Goods and services purchased	(91)	(671)	(53)	(724)	**(815)**
Personnel costs	(76)	(422)	(9)	(431)	**(507)**
Depreciation and amortization on intangible assets	(104)	(1,549)	(43)	(1,592)	**(1,696)**
Other operating expenses	(93)	(1,100)	(35)	(1,135)	**(1,228)**
Financial income (expense), net	5	(290)	(7)	(297)	**(292)**
Results from ordinary business activities	**128**	**(1,602)**	**27**	**(1,575)**	**(1,447)**
Taxes	(42)	(35)	(9)	(44)	**(86)**
Income/(loss) after taxes	**86**	**(1,637)**	**18**	**(1,619)**	**(1,533)**
Income (losses) applicable to minority shareholders	(55)	4	(12)	(8)	**(63)**
Net income (loss)	**31**	**(1,633)**	**6**	**(1,627)**	**(1,596)**

The sale of the cable business in Baden-Württemberg and the sale of DeTeSat resulted in deconsolidation effects of EUR 0.1 billion and EUR 29 million in revenue respectively in comparison with the first half of 2001.

Other operating income

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Other operating income	927	1,852	(49.9)	**1,780**	2,551	(30.2)	6,619

Other operating income in the first half of 2002 amounted to EUR 1,780 million – a decrease of EUR 771 million or 30.2 % from EUR 2,551 million in the first half of 2001. The development of other operating income is the result of offsetting effects. The figures for the first half of 2001 included proceeds of EUR 1,021 million from the sale of shares in Sprint FON. By contrast, the net gain from the sale of shares in Satelindo had a positive effect, after inclusion of foreign currency translation effects, of EUR 162 million on other operating income in the first half of 2002.

Goods and services purchased

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Goods and services purchased	(3,436)	(3,309)	(3.8)	**(6,847)**	(6,301)	(8.7)	(13,477)

The level of goods and services purchased increased by EUR 546 million or 8.7 % in the first half of 2002 compared to the same period in the previous year and therefore increased to a lesser extent than revenue. EUR 815 million is attributable to changes in the composition of the Deutsche Telekom Group. Without taking into consideration the changes in the composition of the Deutsche Telekom Group, there was a decrease in goods and services purchased which is mainly attributable to the lower level of terminal equipment purchased, the decrease in revenue from business with domestic carriers (in particular Vodafone) and the more favorable procurement conditions for international network capacities.

Personnel

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Personnel costs	(3,293)	(2,927)	(12.5)	**(6,498)**	(5,706)	(13.9)	(12,114)

Personnel costs increased by EUR 792 million or 13.9% in the first half of 2002 compared with the first half of 2001. Changes in the composition of the Deutsche Telekom Group account for EUR 507 million or 6.8% of this increase. Furthermore, salaries in the growth areas of mobile communications and systems solutions were brought in line with market conditions. In the mobile communications division, this mainly applied to the foreign shareholdings; at VoiceStream it was accompanied by a slight increase in the number of employees. Salary levels at Eastern European companies were also increased slightly.

The average number of employees increased during the first half of 2002 by 23,087 or 9.9% compared with the first half of 2001. Changes in the composition of the Deutsche Telekom Group account for 10,865 employees of this increase, the largest factor being the inclusion of Hrvatske telekomunikacije. The remainder of the increase in the number of employees results mainly from acquisitions made in the course of last year. VoiceStream/ Powertel and RadioMobil were only included in the averages for 2001 for the duration of their membership of the Group.

The number of employees at the balance sheet date, June 30, 2002, decreased by 2,252 or 0.9% compared with December 31, 2001. This development reflects the continued trend towards reducing the number of employees in the Deutsche Telekom Group, particularly in the Eastern European companies and the fixed-network area of T-Com.

Average number of employees

	H1 2002 Number	H1 2001 Number	Change %	Full year 2001 Number
Civil servants	53,850	57,818	(6.9)	56,707
Salaried employees and wage earners	202,366	175,311	15.4	184,953
Deutsche Telekom Group	**256,216**	**233,129**	**9.9**	**241,660**
Trainees/student interns	9,192	7,383	24.5	8,147

Number of employees at balance sheet date

	June 30, 2002 Number	Dec. 31, 2001 Number	Change %	June 30, 2001 Number
Civil servants	52,758	54,615	(3.4)	56,568
Salaried employees and wage earners	202,048	202,443	(0.2)	188,643
Deutsche Telekom Group	**254,806**	**257,058**	**(0.9)**	**245,211**
Trainees/student interns	9,204	9,851	(6.6)	6,850

Depreciation and amortization

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Amortization of intangible assets	(1,635)	(1,023)	(59.8)	**(3,124)**	(1,746)	(78.9)	(5,743)
of which: UMTS licenses	(182)	(181)	(0.6)	**(365)**	(361)	(1.1)	(724)
of which: U.S. mobile communications licenses	(297)	(99)	(200)	**(596)**	(99)	(502.0)	(690)
of which: goodwill	(876)	(576)	(52.1)	**(1,716)**	(984)	(74.4)	(3,663)
Depreciation of property, plant and equipment	(2,585)	(2,065)	(25.2)	**(4,750)**	(3,923)	(21.1)	(9,478)
Total depreciation and amortization	**(4,220)**	**(3,088)**	**(36.7)**	**(7,874)**	**(5,669)**	**(38.9)**	**(15,221)**

Depreciation and amortization increased in the first half of 2002 by EUR 2.2 billion or 39 % compared to the same period in the previous year to EUR 7.9 billion. This was primarily attributable to depreciation and amortization of newly consolidated companies totaling EUR 1.7 billion. This figure includes EUR 662 million for the amortization of goodwill, primarily accounted for by VoiceStream/Powertel with EUR 627 million, and the amortization of mobile communications licenses in the U.S. totaling EUR 495 million. The increase in depreciation of property, plant and equipment is also mainly a result of the consolidation of VoiceStream/Powertel which accounts for around EUR 0.4 billion and of non-scheduled write-downs of EUR 0.2 billion on under-sea cables in the North Atlantic/Pacific.

Other operating expenses

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Other operating expenses	(3,597)	(2,725)	(32.0)	**(7,114)**	(5,270)	(35.0)	(12,151)

Other operating expenses increased to EUR 7.1 billion in the first half of 2002 compared with the first quarter of the previous year. The increase of around EUR 1.8 billion is mainly attributable to changes in the composition of the Deutsche Telekom Group, which accounted for EUR 1.2 billion. Furthermore, Deutsche Telekom AG recorded an increase of EUR 0.8 billion in losses on accounts receivable and losses from dispositions of non-current assets, in particular as a result of the sale of shares in France Telecom.

Financial income (expense), net

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Financial income (expense), net	(1,182)	(1,135)	(4.1)	**(2,930)**	(2,164)	(35.4)	(5,348)
of which: income related to subsidiaries, associated and related companies	(4)	(10)	60.0	**(113)**	(40)	(182.5)	(440)
of which: net interest income (expense)	(981)	(1,105)	11.2	**(2,083)**	(2,082)	(0.0)	(4,138)
of which: write downs on financial assets and marketable securities	(197)	(20)	(885.0)	**(734)**	(42)	(1 647.6)	(770)

The increase in financial expense of EUR 766 million is attributable in particular to the share-price-related non-scheduled write-down of EUR 253 million on the net carrying amount of the stake in France Telecom in the first quarter of 2002 and valuation adjustments of EUR 416 million for other investments in noncurrent securities and for loans to associated companies, of which companies associated with Kabel Deutschland GmbH accounted for EUR 301 million.

Taxes

	Q2 2002 millions of €	Q2 2001 millions of €	Change %	H1 2002 millions of €	H1 2001 millions of €	Change %	Full year 2001 millions of €
Income taxes	(329)	(262)	(25.6)	**(388)**	(569)	31.8	(751)
Other taxes	(46)	(22)	(109.1)	**(102)**	(55)	(85.5)	(57)
Taxes, total	(375)	(284)	(32.0)	**(490)**	(624)	21.5	(808)

The consolidated loss before taxes increased by EUR 3,607 million in the first half of 2002 compared to the EUR -3,245 million in the first half of 2001. At the same time, tax expense decreased by 21.5 % to EUR 490 million, mainly relating to income taxes. The decrease in tax expense is attributable to the reduced taxable income which, however, did not decrease to the same extent as the income (loss) before taxes. This is due to the fact that the increase in the net loss is mainly attributable to transactions with no tax effect such as the amortization of goodwill and losses from the disposition of assets. Other taxes increased mainly as a result of the inclusion of VoiceStream/Powertel.

Notes to the consolidated balance sheet.

Noncurrent assets

	June 30, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %
Intangible assets	**74,616**	80,051	(5,435)	(6.8)
of which: UMTS	**13,561**	14,277	(716)	(5.0)
of which: U.S. mobile communications licenses	**20,168**	23,087	(2,919)	(12.6)
of which: goodwill	**38,584**	40,597	(2,013)	(5.0)
Property, plant and equipment	**55,877**	58,708	(2,831)	(4.8)
Financial assets	**5,800**	7,957	(2,157)	(27.1)

The decrease of EUR 5.4 billion or 6.8 % in intangible assets to EUR 74,616 million is mainly attributable to the considerable effects of foreign currency translation from foreign Group companies. This is mainly attributable to the decrease in value of the U.S. dollar compared with the Euro. This development was offset by the increase in goodwill by EUR 2,667 million in the first half of 2002, which resulted from the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH). Property, plant and equipment decreased by EUR 2.8 billion (-4.8 %). Capital expenditure of approximately EUR 3.1 billion was offset in particular by increased depreciation of around EUR 4.8 billion. The decrease in financial assets is primarily a result of the sale of shares in France Telecom and of valuation adjustments for loans to associated companies of Kabel Deutschland GmbH.

Investments

	H1 2002 Number	H1 2001 Number	Change %	Full year 2001 Number
Intangible assets	**3,161**	25,202	(87.5)	26,059
Property, plant and equipment	**3,129**	3,797	(17.6)	9,853
Financial assets	**539**	884	(39.0)	1,786
Total	**6,829**	**29,883**	**(77.1)**	**37,698**

The additions to non-current assets in the first half of 2002 amounted to EUR 6,829 million. Investments in intangible assets of around EUR 2.7 billion relate to the goodwill from the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH). The figure for intangible assets in the first half of 2001 included goodwill from the acquisition of VoiceStream/Powertel. Taking into account the effect of the consolidation of VoiceStream/Powertel, capital expenditures were around EUR 1.0 billion lower than in the previous year on a like-for-like basis. A decrease was recorded in particular by the T-Mobile Group (EUR 0.3 billion) and T-Systems. The decrease in investment recorded throughout the Group is mainly attributable to the cuts in capital expenditure made in the current year. Investments in financial assets amounted to EUR 0.5 billion, lower than in the first half of 2001 (EUR 0.9 billion), and relate mainly to the acquisition of shares in GSM Facilities and the joint venture Bild.T-online.de.

Shareholders' equity

	June 30, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %
Capital stock	**10,746**	10,746	0	0.0
Additional paid-in capital	**50,073**	49,994	79	0.2
Retained earnings (deficit)	**(166)**	3,607	(3,773)	104.6
Unappropriated net income (loss)	**(4,892)**	101	(4,993)	n.a.
Net income (loss)	**(3,891)**	(3,454)	437	(12.7)
Minority interest	**3,330**	5,307	(1,977)	(37.3)
Total shareholders' equity	**55,200**	66,301	(11,101)	(16.7)

The decrease of approximately EUR 11.1 billion in shareholders' equity in the first half was caused by the following factors: the net loss of EUR 3.9 billion, the decrease of around EUR 3.8 billion in retained earnings due to considerable foreign currency translation effects from foreign Group companies and Deutsche Telekom AG's dividend payment in the second quarter of 2002 amounting to EUR 1,6 billion. The reduction of EUR 2.0 billion in minority interests is almost exclusively attributable to the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH).

Debt

	June 30, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %
Gross debt	**66,910**	70,619	(3,709)	67,031
Net debt[1]	**64,158**	67,305	(3,147)	62,111

1 Debt after deduction of liquid assets, marketable securities, the discount on loans to VoiceStream/Powertel and other investments in noncurrent securities and interest rate and currency swaps shown under other assets or liabilities.

The increase of EUR 2.0 billion in net debt compared to December 31, 2001 is the result of two offsetting effects. The increase in the first quarter of 2002 amounted to around EUR 5.2 billion, of which the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) accounted for EUR 4.7 billion. The short-term refinancing of the purchase price was effected by the bond issue in the second quarter of 2002. Deutsche Telekom reduced its debts by EUR 3.1 billion in the second quarter of 2002 despite the dividend payment of EUR 1,6 billion. This reduction is mainly a result of foreign currency exchange rate effects (EUR 1.6 billion), tax refunds (EUR 0.8 billion), the sale of shares in France Telecom (EUR 0.3 billion) and Satelindo (EUR 0.3 billion) and sales of real estate (EUR 0.2 billion).

Other information

Guarantees and commitments and **other financial obligations** decreased by EUR 3.5 billion compared to December 31, 2001. Essentially, the decrease of EUR 4.7 billion in other financial purchase obligations for interests in other companies following the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) was offset by an increase of EUR 0.9 billion in guarantees and commitments at T-Mobile as a result of a QTE lease financing.

Notes to the consolidated statement of cash flows.

Net cash provided by operating activities

Net cash provided by operating activities.

Net cash provided by operating activities in the first half of 2002 amounted to EUR 6.6 billion. This represents an increase of EUR 1.9 billion compared with the first half of 2001. This increase, despite the increase in net debt, is attributable to a reduction in interest paid resulting from reimbursements from the reversal of hedges. Furthermore, there were tax refunds in the first half of 2002, whereas there were tax payments in the first half of 2001. The lower Group results in the first half of 2002 are offset by a higher level of amortization and depreciation of EUR 2.2 billion and a EUR 1.8 billion change in other non-cash transactions. This is mainly influenced by valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion) and for the net carrying amount of Deutsche Telekom's stake in France Telecom (EUR 0.3 billion). In 2001, adjustments were made relating mainly to the proceeds of EUR 1 billion from the sale of shares in Sprint-FON. These proceeds are shown under net cash provided by (used for) investing activities. The change in capitalized working capital in the first half of 2002 compared with the previous year is mainly attributable to the reduction of trade accounts payable.

Net cash used for investing activities

Net cash used for investing activities.

Net cash used for investing activities amounted to EUR -7.4 billion in the first half of 2002. The cash outflows for investments in noncurrent assets of EUR 9.0 billion, which mainly relate to the complete acquisition of T-Systems ITS GmbH (formerly debis Systemhaus GmbH) for the amount of EUR 4.7 billion, are offset by inflows from divestments amounting to EUR 1.0 billion. Compared with the first half of 2001, this represents a decrease of EUR 1.2 billion in cash outflows for divestments in non-current assets. The cash inflows from divestments in the first half of 2001 were mainly a result of the sale of shares in Sprint FON (EUR 1.9 billion).

Net cash provided by (used for) financing activities

Net cash provided by (used for) financing activities.

Net cash used for financing activities amounted to EUR 0.3 billion in the first half of 2002. There were net cash inflows of EUR 1.3 billion in the first half of 2002 from the increase in debt compared with EUR 5.0 billion in the first half of 2001. The payment of this year's dividend resulted in an outflow of cash and cash equivalents of EUR 1.6 billion.

Segment reporting.

The composition of the segments was adjusted in the first quarter of 2002 to bring them in line with the new structure resulting from the restructuring of the T-Com and T-Systems divisions. The national Carrier Services business, which used to belong to T-Systems, became part of the T-Com division as of January 1, 2002. In return, and the international Carrier Services business, previously part of T-Com, and the international network infrastructure were assigned to T-Systems. Furthermore, MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije which had previously been assigned to the segment "Other", were made part of the T-Com segment as of January 1, 2002; prior-year figures have been adjusted accordingly. All segment information in this report has been prepared in accordance with the U.S. Statement of Financial Accounting Standard 131 (SFAS 131) and the German Accounting Standard No. 3, "Segment Reporting" (DRS 3).

The following tables give an overall summary of Deutsche Telekom's segments for the full 2001 financial year as well as for the second quarters and first halves of both 2001 and 2002. In addition to the details of the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Net interest expense was allocated to the T-Mobile segment in the previous year which is not included in the consolidated financial statements of T-Mobile International.

Segment information for the 2001 financial year

Full year 2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depreciation and amortization	Net interest expense	Income (loss) related to associated and related companies	Income (loss) before taxes
T-Com[1]	25,028	4,391	29,419	(5,443)	(350)	(509)	4,614
T-Systems[1]	8,316	3,583	11,899	(1,372)	102	13	(382)
T-Mobile	12,994	1,643	14,637	(6,324)	(3,008)	(204)	(6,399)
T-Online	1,338	111	1,449	(189)	168	(134)	(233)
Other[1]	633	4,481	5,114	(1,447)	(1,102)	(375)	352
Reconciliation[1]	0	(14,209)	(14,209)	(446)	52	(1)	(456)
Group	48,309	0	48,309	(15,221)	(4,138)	(1,210)	(2,504)

[1] according to new structure.

Segment information in the quarters

[illegible] Q2/2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depreciation and amortization	Net interest (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes
T-Com[1]	**6,243**	**1,156**	**7,399**	**(1,368)**	**(164)**	**(34)**	**949**
	6,065	1,130	7,195	(1,345)	(150)	3	860
T-Systems[1]	**1,995**	**840**	**2,835**	**(654)**	**(22)**	**(11)**	**(436)**
	1,984	898	2,882	(336)	22	(1)	(105)
T-Mobile	**4,297**	**378**	**4,675**	**(1,730)**	**(238)**	**(40)**	**(660)**
	2,919	373	3,292	(1,075)	(607)	(55)	(952)
T-Online	**399**	**38**	**437**	**(49)**	**33**	**(6)**	**43**
	300	46	346	(65)	41	(3)	(52)
Other[1]	**50**	**916**	**966**	**(407)**	**(636)**	**(107)**	**(1,491)**
	118	1 027	1,145	(277)	(409)	27	617
Reconciliation[1]	**0**	**(3,328)**	**(3,328)**	**(12)**	**46**	**(3)**	**(30)**
	0	(3,474)	(3,474)	10	(2)	(1)	(18)
Group	**12,984**	**0**	**12,984**	**(4,220)**	**(981)**	**(201)**	**(1,625)**
	11,386	0	11,386	(3,088)	(1,105)	(30)	350

[1] according to new structure.

Segment information for the first half years

[illegible] H1/2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depreciation and amortization	Net interest (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes
T-Com[1]	**12,528**	**2,313**	**14,839**	**(2,694)**	**(353)**	**(292)**	**1,643**
	12,402	2,292	14,694	(2,604)	(252)	5	2,182
T-Systems[1]	**3,869**	**1,618**	**5,487**	**(1,010)**	**(21)**	**(14)**	**(536)**
	3,976	1,710	5,686	(662)	48	(6)	(263)
T-Mobile	**8,412**	**728**	**9,140**	**(3,459)**	**(456)**	**(144)**	**(1,500)**
	5,237	736	5,973	(1,764)	(1,117)	(108)	(1,614)
T-Online	**786**	**78**	**864**	**(96)**	**65**	**(11)**	**40**
	656	51	707	(102)	89	(14)	(79)
Other[1]	**161**	**1,762**	**1,923**	**(640)**	**(1,323)**	**(381)**	**(2,713)**
	197	2,136	2,333	(548)	(826)	42	163
Reconciliation[1]	**0**	**(6,499)**	**(6,499)**	**25**	**5**	**(5)**	**(179)**
	0	(6,925)	(6,925)	11	(24)	(1)	(27)
Group	**25,754**	**0**	**25,754**	**(7,874)**	**(2,083)**	**(847)**	**(3,245)**
	22,468	0	22,468	(5,669)	(2,082)	(82)	382

[1] according to new structure.

Accounting.

German GAAP

Deutsche Telekom prepares its consolidated financial statements in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch – HGB) and the German Stock Corporation Law (Aktiengesetz – AktG) and, from the first quarter of 2002 onwards, prepares its quarterly reports in accordance with the requirements of the German Accounting Standard No. 6 dated February 13, 2001 (DRS 6).

Methods of accounting and valuation

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements as at December 31, 2001.

Reconciliation of net income (loss) from German GAAP to U.S. GAAP.

	H1/2002 millions of €	H1/2001 millions of €	Change %	Full year 2001 millions of €
Net income (loss) in accordance with German GAAP	**(3,891)**	**(349)**	**n.a.**	**(3,454)**
Other differences from U.S. GAAP	3,456	868	298.2	2,911
Income taxes	(4,624)	(368)	n.a.	1,066
Net income/(loss) in accordance with U.S. GAAP	**(5,059)**	**151**	**n.a.**	**523**

As of June 30, 2002, shareholders' equity according to U.S. GAAP amounted to EUR 63.1 billion, compared to EUR 73.7 billion as of December 31, 2001.

On January 1, 2002, Deutsche Telekom adopted new U.S. accounting standards addressing the treatment of business combinations and of goodwill and other intangible assets (SFAS No. 141 and 142). Upon adoption of these standards, Deutsche Telekom ceased amortizing goodwill as well as the U.S. FCC spectrum licenses used by Deutsche Telekom's subsidiaries VoiceStream and Powertel as these licenses are deemed to have an indefinite life. As the provisions of SFAS No. 142 cannot be applied to the year 2001 retrospectively, the reporting periods shown above for 2001 include amortization of goodwill and licenses, and therefore are not comparable to 2002.

Cessation of the amortization of goodwill and FCC spectrum licenses in Deutsche Telekom's U.S. GAAP accounts resulted in a decrease in amortization expense. Under the previous applicable standard which allowed for the scheduled amortization, the amortization expense for the first half of 2002 would have been under U.S. GAAP approximately EUR 1.7 billion for goodwill and EUR 480 million for the spectrum licenses.

In the first quarter of 2002 Deutsche Telekom determined that the carrying value of T-Com's reporting unit, MATÁV, unit exceeded the market value of Deutsche Telekom's shares in the entity. The U.S. accounting standard SFAS No. 142 allows the use of premiums, in establishing the fair value of a reporting unit. In the calculation of the fair value of the MATÁV reporting unit, Deutsche Telekom recognized a control premium in addition to the market value of the shares held. Such a control premium represents the benefits a buyer could realize when, acquiring a controlling interest in MATÁV. Due to the inclusion of the above mentioned control premium, the fair value of the MATÁV reporting unit exceeds the carrying value. Accordingly, no impairment charge was recognized as part of the transitional impairment test in accordance with SFAS No. 142.

In line with the requirements of SFAS No. 142, Deutsche Telekom has finalized the transitional impairment tests for goodwill and for its FCC spectrum licenses. Deutsche Telekom has concluded, based on the results of the transitional impairment tests, that these assets were not impaired as of January 1, 2002.

Deutsche Telekom is requried to assess goodwill and intangible assets with an indefinite life for impairment annually, or when indications of impairment exist. In assessing the existence of impairment, Deutsche Telekom's considerations include the impacts of significant adverse changes in legal factors, market and economic conditions, the results of the Group companies' operational performance and strategic plans; adverse actions by regulators; unanticipated competition and changes in market share; and the potential for the sale or disposal of all or a significant portion of Deutsche Telekom's business. Further, the market capitalization of Deutsche Telekom is taken into consideration to the extent that stock market price trends are reflective of current industry conditions and expected long-term industry performance.

The annual impairment test in accordance with U.S. GAAP for the financial year 2002 and for future years will take place in the second half of the year. It is possible that future assessments of impairment could lead Deutsche Telekom to the conclusion that an impairment charge is required.

As a result of the fact that the U.S. FCC spectrum licenses are no longer amortized on a regular basis, the realization of income, as defined under SFAS No. 109, from the reversal of the deferred tax liabilities related to the FCC spectrum licenses is no longer assured within the net operating loss ("NOL") carryforward period of Deutsche Telekom's subsidiaries VoiceStream and Powertel. As such, it can no longer serve to offset a deferred tax asset established for VoiceStream and Powertel's NOL carryforwards. As a consequence, Deutsche Telekom recorded in the first quarter of 2002 a valuation allowance against its deferred tax assets that resulted in a one-time non-cash charge to income tax expense of approximately EUR 4.3 billion. This valuation allowance does not reflect any change in Deutsche Telekom's assessment of the likelihood of the utilization of the tax NOL carryforwards by VoiceStream and Powertel on a cash tax basis in the future. Deutsche Telekom will continue to evaluate the need for this valuation allowance for accounting purposes using the criteria contained in SFAS No. 109 to determine if it can reverse all or part of the allowance in the future.
Deutsche Telekom made an adjustment for the half year of EUR 873 million to reduce deferred tax expense that had been recorded at too high a level for the first quarter as of a result of a change in data processing procedures. As a result, the first quarter net loss in accordance with U.S. GAAP has been reduced from EUR 5,488 million to EUR 4,615 million. The adjustment does not affect net loss in accordance with German GAAP and has no effect on cash flows.
Regarding the accounting of deferred taxes it should be noted as a matter of principle that changes in tax law or jurisdiction may have an impact on the tax effectiveness of certain situations and thus on the formation of deferred taxes. As a result, the level of deferred taxation may be subject to strong fluctuations.

Special influences in the first quarter of 2002.

The main influences in the first half of 2002 were the sale of shares in the Indonesian mobile communications provider Satelindo and the resulting net gain (EUR 0.2 billion), the net loss from the sale of shares in France Telecom (EUR -0.4 billion), the nonscheduled write-downs on the net carrying amount of the stake in France Telecom as a result of the decrease in its share price (EUR -0.3 billion) as well as other nonscheduled write-downs of financial assets, mainly attributable to valuation adjustments (EUR -0.3 billion) for loans to associated companies of Kabel Deutschland GmbH and for other investments in non-current securities (EUR -0.1 billion). In addition, net income (loss) was positively affected by EUR 0.1 billion in the first half of 2002 by special influences – such as the tax effect from offsetting the loss from the valuation adjustment for loans to associated companies of Kabel Deutschland GmbH and other tax effects. There was a positive special influence on EBITDA in the first half of 2001 of EUR 1.0 billion resulting from the income from the sale of Sprint-FON shares, after deduction of consulting and sale costs.

First half of 2002

Special influences	H1/2002 billions of €	H1/2001 billions of €
Net income (loss)	(3.9)	(0.3)
Special influences	(0.8)	1.0
of which: Satelindo net gain	0.2	
of which: Sprint FON net gain		1.0
of which: France Telecom net gain	(0.4)	
of which: write-downs on financial assets	(0.7)	
of which: Sprint tax reduction and other tax effects	0.1	
Net loss excl. special influences	(3.1)	(1.3)

Reconciliation to adjusted EBITDA.

EBITDA, adjusted for special influences, is a so-called pro-forma figure that is not subject to the regulations under German commercial law.
The acquisition of the UMTS licenses in 2000 and the implementation of Deutsche Telekom's internationalization strategy had a clear negative impact on the Group's result in the period under review. These investments did not generate sufficient revenue to offset the amortization and interest expense related to the acquisition of the UMTS licenses and the amortization of goodwill resulting from the consolidation of VoiceStream/Powertel in particular. In addition, the net income (loss) was influenced by a series of unusual or infrequent factors (special influences), which will be described in more detail below.
EBITDA is the abbreviation for "earnings before interest, taxes, depreciation and amortization". Deutsche Telekom defines EBITDA as the results from ordinary business activities plus the net financial income (expense) and amortization and depreciation. Deutsche Telekom discloses EBITDA adjusted for special influences as an indicator of the development of its operating activities before including the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income, plus the special influences described below. EBITDA adjusted for special influences should not be viewed in isolation as an alternative to net income (loss), operating income, net cash provided by operating activities or other financial measures prepared in accordance with German or U.S. GAAP. Since other companies may not calculate adjusted EBITDA and other pro forma financial figures in the same way, Deutsche Telekom's pro forma figures are not necessarily comparable with similarly titled figures of other companies. The special influences have been defined and quantified both for the period under review and for the previous year. In addition to EBITDA, the EBITDA margin (EBITDA return on sales) is also disclosed. The EBITDA margin represents the ratio of EBITDA to net revenue (or total revenue in the case of the divisions) (EBITDA divided by net revenue or total revenue, respectively). When analyzing EBITDA adjusted for special influences, it should be remembered that the acquisition of the UMTS licenses and the acquisition of VoiceStream/Powertel in the period under review had an impact on depreciation and amortization as well as interest expense and will continue to do so in the future, whereas the corresponding positive effects on results are only expected to be recorded in future financial statements.
As in the first half of 2001, there are special influences affecting EBITDA in the first half of 2002.
The main special influences affecting EBITDA in the first half of 2002 were: a net gain (including foreign currency transaction losses due to exchange rate fluctuations) of EUR 0.2 billion was recorded from the sale of shares in the Indonesian mobile communications provider PT Satelindo and a net loss of EUR 0.4 billion from the sale of shares in France Telecom. This led to a negative EBITDA contribution amounting to EUR 0.2 billion as a special influence in the first half of 2002.
EBITDA, including special influences, amounted to EUR 7.6 billion, compared with EUR 8.2 billion in the first half of 2001. The positive special influence on EBITDA in the first half of 2001 amounted to EUR 1.0 billion and resulted from the sale of Sprint-FON shares, after deduction of consulting and sale costs.
Special influences affecting EBITDA in the 2001 financial year mainly included proceeds from the sale of interests in Sprint FON and Sprint PCS (including sale costs) in the second and third quarters totaling EUR 1.9 billion, the net gain from the sale of the Baden-Württemberg cable TV company in the third quarter (EUR 0.9 billion), together with proceeds from the sale of regional cable service companies (EUR 0.1 billion) and from the reversal of accruals (EUR 0.3 billion) in the fourth quarter. The reporting of an additional minimum liability under personnel costs had the effect of reducing EBITDA (EUR 0.3 billion).

In addition to the special influences mentioned above, the following special influences not affecting EBITDA also had an impact on the Group's result in 2001:
In the first half of 2002, the following special influences not affecting EBITDA had an impact on the Group's results. Net financial expense includes the nonscheduled write-downs on the net carrying amount of the stake in France Telecom as a result of the decrease in its share price (EUR 0.3 billion) as well as other nonscheduled write-downs of financial assets (EUR 0.3 billion), attributable to valuation adjustments for loans to associated companies of Kabel Deutschland GmbH and for other investments in non-current securities (EUR 0.1 billion).

First half of 2002

EBITDA reconciliation in "Other"	H1/2002 billions of €	H1/2001 billions of €
Total revenue	1.9	2.3
Results from ordinary business activities	(2.7)	0.2
Financial income (expense), net	(1.7)	(0.8)
Depreciation and amortization	(0.6)	(0.5)
EBITDA	(0.4)	1.5
EBITDA margin (%)[1]	(19.2)	64.1
Special influences affecting EBITDA	(0.2)[2,3]	1.0[4]
EBITDA after adjustment for special influences	(0.2)	0.5
EBITDA margin after adjustment for special influences	(8.9)	23.1

1 Calculated on the basis of precise amounts in millions.
2 Net gain from the sale of shares in PT Satelindo (EUR 0.2 billion).
3 Net gain from the sale of shares in France Telecom (EUR 0.4 billion).
4 Net gain profit from the sale of shares in Sprint FON, after deduction of consulting and sale costs (EUR 1.0 billions).

Bonn, August 19, 2002

Deutsche Telekom AG
Board of Management

Prof. Dr. Helmut Sihler	Gerd Tenzer	Josef Brauner	Dr. Karl-Gerhard Eick
Jeffrey A. Hedberg	Dr. Max Hirschberger	Dr. Heinz Klinkhammer	Kai-Uwe Ricke

Deutsche Telekom
Investor Relations calendar 2002.

Financial calendar

Date	
August 29, 2002	Publication of the T-Online International AG report for the first six months of 2002
November 20, 2002	Publication of the Group report for the first nine months of 2002 Conference Call
November 27, 2002	Publication of the T-Online International AG report for the first nine months of 2002
Maximum of 45 days after the end of each quarter	10 Q filing VoiceStream
May 20, 2003	Shareholders' meeting of Deutsche Telekom AG, Cologne
May 21, 2003	Shareholders' meeting of T-Online International AG, Cologne

Disclaimer.

This document including in particular its "Outlook" section contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom's control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom's acquisitions; the development of asset values in Germany and elsewhere; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in the most recent Annual Reports on Form 20-F by Deutsche Telekom and MATÁV and Form 10-K by VoiceStream and Powertel filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Contacts.

Deutsche Telekom AG
Group Communications
Postfach 2000, D-53105 Bonn
Telephone +49 (0) 228 1811 49 49
Fax +49 (0) 228 1811 9 40 04

Internet: www.telekom.de

Investor Relations, Bonn office
Telephone +49 (0) 228 1 81 8 88 80
Fax +49 (0) 228 1 81 8 88 99
E-Mail: Investor.Relations@telekom.de

Investor Relations, New York office
Telephone +1 212 424 29 59
(or toll-free 1-877-DT-SHARE)
Fax +1 212 424 29 33
E-Mail: Investor.Relations@usa.telekom.de

The German print version of this Group report is legally binding.

KNr. 642 100 051

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: August 21, 2002

By: [signature]
Name: Rolf Ewenz-Sandten
Title: Vice President